MAIL STOP 3720

      August 9, 2006

Mr. K. Michael Forrest
Chairman and Chief Executive Officer
Apex Bioventures Acquisition Corporation
18 Farm Lane
Hillsborough, California 94010

Re:	Apex Bioventures Acquisition Corp.
		Registration Statement on Form S-1
      Filed July 13, 2006
		File No. 333-135755

Dear Mr. Forrest:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please furnish supplementally a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with the NASD. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter informing that the NASD has no objections.
2. We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legality opinion, underwriting agreement and warrant agreement. We must review these documents before the registration statement is declared effective, and we may have additional comments.

Prospectus Summary, page 1
3. Please explain how "fair market value" will be measured. For example, clarify whether you will employ an investment banking firm to provide its independent valuation of the to-be-acquired business or use the negotiated purchase price of the target business.
4. Explain how services will be negotiated "on an arms` length basis" in light of the conflict of interest involving Mr. Easton. For example, confirm that Mr. Easton will not be involved in the negotiations in fees for such services.

Private Placement, page 2
5. We note that your officers and directors have agreed to purchase from you an aggregate of 1,250,000 founder warrants. Tell us whether these warrants have rescission rights and describe the nature of those rights. If the founders have a right to rescind their warrant purchases requiring you to refund up to an aggregate of the purchase price paid for the warrants, we believe your presentation of the proceeds received from the purchase of warrants within shareholders` equity would not be appropriate.
The Offering, page 3
6. We note that you will have access to one-half of the interest earned on the trust account to fund certain expenses. Please disclose the applicable interest rate and quantify the maximum amount of interest that will be available to you. Revise throughout.

Risk Factors, page 12
7. Add a risk factor highlighting the uncertainty as to the type of health care company that the company may acquire. The health care industry is very broad and an investor`s idea of what constitutes a health care company may vary dramatically from management`s.

If we are required to dissolve and liquidate before a business combination..., page 12
8. Clearly indicate that if the company is unable to complete an acquisition and is required to dissolve and liquidate its assets, investors will lose money on their initial investment.

Under Delaware law, the requirements an restrictions relating to this offering..., page 13
9. Revise the disclosure to make clear at the beginning of the risk factor with the consent of 95% of the company`s stockholders the following provisions may be changed. Also, we note the reference in the last sentence to "certain of the above-described provisions." Remove the provisions that cannot be amended.

Because there are numerous companies with a business plan similar to
ours...., page 16
10. Please quantify the number of blank check companies that have completed IPOs and the number that have filed registration statements to date. Disclose the number that have consummated business combinations to date. Provide similar disclosure regarding the number of healthcare related blank check companies that have filed registration statements to date, the number that have been declared effective and are currently looking for targets, and the number that have consummated a business combination.

We may issue shares of our capital stock or debt securities..., page
16
11. Clarify whether additional equity investors in a follow-on offering could reduce the $7.60 expected to be paid to initial investors if the trust is liquidated.

We will be dependent upon interest earned on the trust
account....,
page 17
12. Please state whether your existing shareholders, officers or directors are obligated to provide funding as discussed in the last sentence and whether the company is permitted to obtain additional funding from third party lenders.

The healthcare industry is susceptible to significant liability exposure, page 21 and 22
13. This risk factor is listed twice on the pages noted above.
Please revise.

If the FDA or other state or foreign agencies impose
regulations....,
page 24
14. The narrative to this risk factor is too long and should be shortened to describe only the most material risks posed by such regulation.

Use of Proceeds, page 30
15. We note gross proceeds of $1,250,000 from the sale of founder warrants but are unable to locate the related offering expenses. Please tell us how these will be paid and, if from the proceeds in this offering, provide an appropriate line item.
16. We further note that loans in the amount of $225,000 will be repaid out of the funds not held in trust (page 32), but we are unable to locate a line item in the table referencing such use.
17. Tell us in your response letter how you will know prior to effectiveness whether the underwriters will exercise the over-allotment option. You also indicate that shares issued in the form of a dividend to your existing shareholders may be repurchased by the company. Quantify the maximum amount of such repurchase and discuss how you intend to fund this amount and what factors will be considered in deciding whether to repurchase these shares. Principal Stockholders, page 58
18. Reference is made to footnote 1. Given that you expect to issue the dividend shares pre-effectively, these securities should be included in the beneficial ownership table.
Comparisons to Offerings of Blank Check Companies, page 49
19. Include a comparison highlighting the availability of Form S-8 for compensatory shares prior to an acquisition.
Underwriting, page 67
20. We note the contingent nature of part of the underwriter`s compensation. In light of Regulation M, please include disclosure in the registration statement regarding when the distribution ends. This disclosure may relate to when all of the shares have been sold, there are no more selling efforts, there is no more stabilization or the over-allotment has been exercised. Note that disclosure merely stating that the distribution ends at the closing of the IPO is insufficient.
Financial Statements

Balance Sheet, page F-3
21. We note that you intend to declare a dividend of 351,562 shares that will be subject to repurchase. Tell us how you plan to account for this dividend and refer to your basis in the accounting literature.

	Note 3 - Proposed Offering, page F-8
22. Based upon your capitalization table on page 33, it appears that upon issuance you intend to classify within equity the warrants which comprise part of the units being registered. Please tell us how you have considered the guidance in EITF 00-19 in your proposed accounting for your warrants. We note that you have not yet filed the Specimen Warrant Certificate (Exhibit 4.3) or the Form of Warrant
Agreement (Exhibit 4.4). We may have further comment in this area after a review of these exhibits and your response.
23. Please revise to provide a more detailed discussion of your warrants underlying your units. In this regard, provide disclosures similar to your risk factor "If we are unable to maintain a current prospectus..." on pages 12-13. Also, disclose how you will account for these warrants upon issuance.

	Note 4 - Related Party Transactions, page F-9
24. We note from page 4 that the founder warrants and the shares of common stock underlying the founder warrants are entitled to registration rights pursuant to the registration rights agreement to be filed. We also note that you have not yet filed the Form of Registration Rights Agreement (Exhibit 10.15). Please revise your financial statements to disclose the registration rights. Also, disclose how you will account for these warrants upon issuance.
We
may have further comment in this area after a review of this exhibit and your response.

	Note 5 - Commitments and Contingency, page F-10
25. We refer to your underwriter`s unit purchase option. Please tell us how you have considered the guidance in EITF 00-19 in your proposed accounting for the underwriter purchase option and your determination of whether the instrument meets the scope exception in paragraph 11(a) of SFAS 133. If you conclude liability classification will be required upon issuance, please revise your capitalization table, summary financial data, dilution information and anywhere else in the document as needed, to properly reflect this classification.
We also note that you have not yet filed the Form of Unit Purchase Option (Exhibit 4.5). We may have further comment in this area after a review of this exhibit and your response.

Part II

Signatures
26. Please have your chief accounting officer sign in that capacity.
Closing Statements

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.



		You may contact Robert Carroll, Staff Accountant, at
(202)
551-3362, or Kyle Moffat, Pacho, Accountant Branch Chief, at (202) 551-3836, if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett, Staff Attorney, at (202) 551-3389, or me, at (202) 551-3810, with any
other questions.


Sincerely,




	Larry Spirgel
      Assistant Director


cc:	via facsimile
	Kenneth R. Koch
	(212) 983-3115

Mr. K. Michael Forrest
Apex Bioventures Acquisition Corporation
August 9, 2006
P. 1